INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006

TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

March 11, 2003

The Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT
AUDITED ANNUAL WORKING RESULTS
FOR THE YEAR ENDED 31ST MARCH, 2003

We enclose for your information & necessary action letter #.CO/S&B/VR/2003/682 dated March 7, 2003 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

dlw 3/26

Encl: as above

<securities>

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक / No. : CO/S&B/VR/2003/ 682 दिनांक / तारीख / Date : 07.03.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED ANNUAL WORKING RESULTS
FOR THE YEAR ENDED 31ST MARCH, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/675 dated the March 07, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक / No.: CO/S&B/VR/2003/675

दिनांक / तारीख / Date : 7.03.2003

Dear Sir,

LISTING AGREEMENT
AUDITED ANNUAL WORKING RESULTS
FOR THE YEAR ENDED 31ST MARCH, 2003

In terms of Clause 41 of the Listing Agreement with the Exchange, we have to advise that the audited working results of the Bank for the year ended 31st March, 2003 will be published within a period of 3 months of the close of the accounting year. As such, the unaudited results for the quarter ended 31.03.2003 will not be published and given to the Stock Exchanges.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

शे. एवं बा. SHARES & BONDS CORPORATE CENTRE MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.